SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2013

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION

AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Sarbanes – Oxley Act: Section 906 Certification.

(b)	Consent of Independent Accountants.

(c)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

PLAN ADMINISTRATOR:	GENERAL RE CORPORATION

By:	/s/ Marc D. Hamburg
Marc D. Hamburg

Date:	June 17, 2014

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, William G. Gasdaska, Chief Financial Officer of General Re Corporation and performing the equivalent role for the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1)

The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2013 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 12, 2014

/s/ William G. Gasdaska
William G. Gasdaska Chief Financial Officer General Re Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra Bell, Plan Trustee and having the chief supervisory role of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1)	The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2013 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 12, 2014

/s/ Sandra Bell
Sandra Bell Plan Trustee Senior Vice President
General Reinsurance Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

I, Richard W. Manz, performing the role of chief accountant of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1)

The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2013 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 12, 2014

/s/ Richard W. Manz
Richard W. Manz Second Vice President
General Reinsurance Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70609 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 17, 2014, relating to the financial statements and supplemental schedule of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2013.

/s/ DELOITTE & TOUCHE LLP

Stamford, Connecticut

June 17, 2014

Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries

Report of Independent Registered Public Accounting Firm

Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013 Supplemental Schedule as of December 31, 2013

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2-3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4

Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year ended December 31, 2013	5-16

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013	17

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Employee Savings and Stock Ownership Plan

of General Re Corporation and Its Domestic Subsidiaries

Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Stamford, Connecticut

June 17, 2014

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant-directed investments	$563,326,795	$-	$563,326,795
Nonparticipant-directed investments — Berkshire Hathaway - B ESOP Fund	335,809,368	317,587,956	653,397,324

Total investments	899,136,163	317,587,956	1,216,724,119

Notes receivable from participants	5,889,480	-	5,889,480

Total assets	905,025,643	317,587,956	1,222,613,599

LIABILITIES:

Loan payable to General Re Corporation	-	39,391,295	39,391,295

NET ASSETS AVAILABLE FOR BENEFITS	$905,025,643	$278,196,661	$1,183,222,304

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant-directed investments	$463,749,002	$-	$463,749,002
Nonparticipant-directed investments — Berkshire Hathaway - B ESOP Fund	256,895,218	259,913,736	516,808,954

Total investments	720,644,220	259,913,736	980,557,956

Notes receivable from participants	5,746,838	-	5,746,838

Total assets	726,391,058	259,913,736	986,304,794

LIABILITIES:

Loan payable to General Re Corporation	-	44,138,990	44,138,990

NET ASSETS AVAILABLE FOR BENEFITS	$726,391,058	$215,774,746	$942,165,804

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

	Participant Directed	Nonparticipant Directed
	Allocated	Allocated	Unallocated	Total
ADDITIONS:
Contributions:
Participant contributions	$19,502,304	$-	$-	$19,502,304
Employer contributions	-	23,580,664	-	23,580,664

Total contributions	19,502,304	23,580,664	-	43,082,968

Investment income:
Net appreciation in fair value of investments	70,168,381	82,235,731	65,290,924	217,695,036
Dividends	16,648,237	-	-	16,648,237

Net investment gain	86,816,618	82,235,731	65,290,924	234,343,273

Interest income on notes receivable from participants	283,533	-	-	283,533

Interfund transfers	16,663,742	(16,663,742)	-	-

Total additions	123,266,197	89,152,653	65,290,924	277,709,774

DEDUCTIONS:
Benefits paid to participants	23,540,683	10,238,503	-	33,779,186
Interest expense	-	-	2,869,009	2,869,009
Service fees	5,079	-	-	5,079

Total deductions	23,545,762	10,238,503	2,869,009	36,653,274

INCREASE IN NET ASSETS	99,720,435	78,914,150	62,421,915	241,056,500

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	469,495,840	256,895,218	215,774,746	942,165,804

End of year	$569,216,275	$335,809,368	$278,196,661	$1,183,222,304

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 and 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and its Domestic Subsidiaries (the “Company”) who are regularly scheduled to complete at least one thousand hours of service (“Company Service”) per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan (“ESOP”) which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the IRC of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement (the “Loan”) with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest and was initially to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company (“Preferred Stock”).

Prior to December 21, 1998, all Preferred Stock outstanding was held by the Plan and converted into common stock of the Company on a one-for-one basis. The Company was obligated to make an annual cash contribution to the Plan, which, together with the dividend on Preferred Stock, enabled the Plan to make its regularly scheduled payments of interest and principal due on the Loan. As interest and principal on the Loan were repaid, a portion of the Preferred Stock was allocated to Plan participants, and the unallocated shares of Preferred Stock were held as collateral on the Loan. Upon withdrawal from the Plan, participants were required to convert or redeem the Preferred Stock into the Company’s common stock or cash.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank and Trust Company (“State Street”), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock (“Common Stock”). The Common Stock then became the collateral for the Loan.

Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides that the loan is due upon maturity in 2034 with interest only payments at an annual rate of 6.5% and resulted in the contribution by the Company and allocation of an additional 4,057 shares of Common Stock in the Plan between 1999 and 2012.

The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Common Stock to Plan participants. The Loan is guaranteed by the Company. The Plan’s investment in the Berkshire Hathaway - B ESOP Fund consists solely of Common Stock shares.

Effective January 21, 2010 Berkshire Hathaway Inc. Class B stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity Management Trust Company (“Fidelity”) and

the Company. The impact of the stock split was retroactively applied to all share numbers included in the Plan’s financial statements.

The lender (the Company) has no rights against shares of Common Stock once they are allocated to participants. During the year ended December 31, 2013, the Company contributed additional funds of $4,747,299 to support the Plan’s debt service and the Plan paid $2,869,009 in interest expense to the Company. In 2013 the Plan allocated 219,113 shares of Common Stock to participants and 240,058 shares were retired. The Plan held 2,695,865 allocated shares and 2,678,711 unallocated shares at December 31, 2013.

The Loan balance was $39,391,295 at December 31, 2013. It had an estimated fair value of $42,916,272 based on discounted cash flow analyses and the Plan’s current incremental borrowing rates for similar types of arrangements at such date.

Contributions - The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under Internal Revenue Code (“IRC”) Section 401(k). Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions, which were $17,500 for 2013. Participant contributions may be allocated among any of the Plan’s investment funds, at the participant’s discretion, with the exception of the Berkshire Hathaway-B ESOP fund. The Company contributes an amount equal to 100% of a participant’s contribution up to 6% of the participant’s base salary. In 2013, the Company contributed $8,837,794 in matching contributions.

Effective January 1, 2006, the Company makes additional contributions based on age and total compensation (base salary and 100% of bonus amounts). Additional Company contributions are also made based on underwriting profits. In 2013, the Company contributed $14,742,870 resulting from these additional contributions. Refer to the Interfund Transfer section for information on participants’ rights to diversify Company contributions out of the Common Stock.

Company contributions are made from the unallocated shares of the Berkshire Hathaway - B ESOP Fund.

Payment of Benefits - Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant’s account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, which includes amounts transferred from other plans (“rollovers”), an allocation of the Company match, supplemental allocations, Plan earnings and forfeitures of terminated participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued on the last business day of each calendar quarter.

Vesting - All participant contributions become vested immediately. Participants are not allowed to withdraw Company contribution amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company contributions after two, three and four years, respectively, of Company service.

Forfeited Accounts - Forfeited nonvested accounts are allocated at the time of the next subsequent employer matching contribution to other participants’ accounts based on terms as defined in the Plan agreement. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $131,799 and $102,580, respectively. During the year ended December 31, 2013, $189,840 of forfeitures were allocated to participant accounts.

Interfund Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire Hathaway – B ESOP Fund to any other participant-directed funds offered in the Plan. This includes both the Company match amounts and defined contribution retirement benefits. There are no service, age or vesting restrictions on a participant’s ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

Participant Loans - The Plan allows participants to borrow from the “before-tax” and “rollover” portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant’s vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 60 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rate for new loans was 4.25% in 2013 and 2012. Interest and principal repayments are credited directly to the borrower’s respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments in common stock and mutual funds are valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

In accordance with GAAP, a stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is presented on a contract value basis. As the fair value and contract value of the stable value fund approximate each other, an additional line item representing the adjustment from fair value to contract value was not presented in the statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid as of December 31, 2013 and 2012.

Contributions - Contributions from the participants and the Company are recorded in the period in which the payroll deductions are made from Plan participants’ paychecks.

New Accounting Standards — The accounting standard initially adopted in 2012 is described below. ASU No. 2011-04 — The financial statements reflect the prospective adoption of FASB ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, as of the beginning of the year ended December 31, 2012 (see Note 4). ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011 and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 had no impact on the Plan’s statements of net assets available for benefits and statement of changes in net assets available for benefits.

3. INVESTMENTS

The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan.

The investment fund options available to participants at December 31, 2013 were:

Berkshire Hathaway B — Unitized Stock Fund

Fidelity Retirement Government Portfolio

Fidelity Managed Income Portfolio

Fidelity Balanced Fund

Fidelity Real Estate Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2015 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2025 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2035 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom Index Income Fund

PIMCO High Yield Fund

PIMCO Global Bond Fund

American Beacon Large-Cap Fund

Goldman Sachs Mid-Cap Value Fund

Vanguard Institutional Index Fund

Vanguard Mid-Cap Index Fund

Neuberger Berman Genesis Fund

Vanguard Small-Cap Index Fund

Fidelity Growth Company Fund

American Funds Capital World Growth & Income Fund

Spartan US Bond Index Fund

Lazard Emerging Markets Portfolio

Vanguard All World Index Fund

Vanguard Inflation Protected Fund

Allianz NFJ International Value Fund

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, were as follows:

	2013		2012
Berkshire Hathaway - B ESOP Fund, 5,511,112 and 5,761,527 shares, respectively	$ 653,397,324	*#	$ 516,808,954	*#
Fidelity Retirement Government Portfolio, N/A and 48,558,385 shares respectively	N/A	*	48,558,385	*
Fidelity Growth Company Fund 580,925 and 566,632 shares respectively	69,542,487	*	52,855,419	*

* Represents a party-in-interest to the Plan

# Nonparticipant directed

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013 Net Appreciation (depreciation) in Fair Value of Investments
Berkshire Hathaway-B ESOP Fund	147,526,655	*#
Berkshire Hathaway B - Unitized Fund	13,137,062	*
Fidelity Growth Company Fund	14,694,262	*
Fidelity Managed Income Portfolio	-	*
Fidelity Retirement Government Portfolio	-	*
Fidelity Balanced Fund	3,516,130	*
PIMCO High Yield Fund	(41,114)
Fidelity Real Estate Fund	(91,259)	*
NB Genesis Trust Fund	5,479,864
PIMCO Global Bond Fund	(984,367)
Vanguard Institutional Index Fund	11,015,152
Vanguard Mid-Cap Index Fund	4,325,739
Lazard Emerging Markets Portfolio	(936,213)
Allianz RMC Mid-Cap Fund	188,984
Artio International Equity Fund	757,324
Vanguard Inflation Protected Fund	(2,227,654)
Vanguard Small-Cap Index Fund	6,019,090
Vanguard All World Index Fund	932,047
Goldman Sachs Mid-Cap Value Fund	1,731,269
American Funds Capital World Growth & Income Fund - R5	530,064
American Funds Capital World Growth & Income Fund - R6	1,549,086
Allianz NFJ International Value Fund	646,419
Davis New York Venture Fund	855,191
American Beacon Large-Cap Fund	4,183,570
Fidelity Freedom 2010 Fund	359,278	*
Fidelity Freedom 2015 Fund	619,922	*
Fidelity Freedom 2020 Fund	1,210,085	*
Fidelity Freedom 2025 Fund	1,242,265	*
Fidelity Freedom 2030 Fund	971,688	*
Fidelity Freedom 2035 Fund	675,275	*
Fidelity Freedom 2040 Fund	499,238	*
Fidelity Freedom Index Income Fund	21,449	*
Spartan US Bond Index Fund	(711,465)	*

Total net appreciation in fair value of investments	217,695,036

*	Represents a party-in-interest to the Plan

#	Nonparticipant directed

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer at the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common Stock – Classified as Level 1 as it is valued at the closing price reported on the active market on which the individual securities are traded.

Berkshire Hathaway – B Unitized Fund – Classified as Level 2 as it is a unitized employer stock fund comprised of underlying common stock of Berkshire Hathaway-B and a short-term cash component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the Berkshire Hathaway – B Unitized Fund is based on the closing market price of the Berkshire Hathaway-B common stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The market value of the short-term cash component approximates fair value. The net asset per unit of the Berkshire Hathaway-B Unitized Fund was $43.74 and $33.20 at December 31, 2013 and 2012, respectively.

Mutual Funds – Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1.

Money Market Fund – U.S. Government Securities – Short-term money market obligations are valued at $1.00 per share and are classified within Level 2 of the valuation hierarchy.

Stable Value Fund – This consists of the Managed Income Portfolio (“MIP”), which is a common collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature. This guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The MIP is valued at fair value and then adjusted by the issuer to contract value. Fair value is equal to the sum of the market value of all the fund’s investments, and contract value is equal to the sum of all of the benefits owed to participants in that fund. This is classified within Level 2 of the valuation hierarchy as participants may ordinarily direct the withdrawal or transfer all of, or a portion of, their investment at contract value. See Note 6.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured and reported at fair value on a recurring basis at December 31, 2013 and 2012. Notes receivable from participants and the Loan payable to the Company are not reported at fair value.

	2013 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$653,397,324	$653,397,324	$-	$-
Berkshire Hathaway - B Unitized Fund	54,051,431	-	54,051,431	-
Money Market	48,545,561	-	48,545,561	-
Mutual Funds:
Large Cap	140,877,828	140,877,828	-	-
Mid Cap	34,711,832	34,711,832	-	-
Small Cap	50,992,041	50,992,041	-	-
International	58,259,056	58,259,056	-	-
Bond	59,851,044	59,851,044	-	-
Balanced	33,746,960	33,746,960	-	-
Real Estate	10,713,898	10,713,898	-	-
Target-date Funds	50,727,282	50,727,282	-	-
Other	1,147,449	1,147,449
Stable Value Fund	19,702,413	-	19,702,413	-

Total Investments	$1,216,724,119	$1,094,424,714	$122,299,405	$-

	2012 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$516,808,954	$516,808,954	$-	$-
Berkshire Hathaway - B Unitized Fund	41,199,540	-	41,199,540	-
Money Market	48,558,385	-	48,558,385	-
Mutual Funds:
Large Cap	95,538,912	95,538,912	-	-
Mid Cap	23,706,919	23,706,919	-	-
Small Cap	36,108,363	36,108,363	-	-
International	56,867,824	56,867,824	-	-
Bond	64,229,534	64,229,534	-	-
Balanced	26,041,018	26,041,018	-	-
Real Estate	10,843,535	10,843,535	-	-
Target-date Funds	41,656,209	41,656,209	-	-
Other	1,136,485	1,136,485	-	-
Stable Value Fund	17,862,278	-	17,862,278	-

Total Investments	$980,557,956	$872,937,753	$107,620,203	$-

For the year ended December 31, 2013, there were no significant transfers in or out of Levels 1, 2 or 3.

5.	NET ASSET VALUE (“NAV”) PER SHARE

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2013 and 2012.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Fidelity Managed Income Portfolio (a)	$19,702,413	$-	Monthly	None	None
Fidelity Retirement Government Portfolio (b)	48,545,561	-	Immediate	None	None
Berkshire Hathaway - B Unitized Fund (c)	54,051,431	-	Immediate	None	None

Total	$122,299,405	$-

	Fair Value Estimated Using Net Asset Value per Share December 31, 2012
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Fidelity Managed Income Portfolio (a)	$17,862,278	$-	Monthly	None	None
Fidelity Retirement Government Portfolio (b)	48,558,385	-	Immediate	None	None
Berkshire Hathaway - B Unitized Fund (c)	41,199,540	-	Immediate	None	None

Total	$107,620,203	$-

* The fair values of the investments have been estimated using the net asset value of the investment.

(a)	The Fidelity Managed Income Portfolio is comprised of investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. The fund invests in fixed income securities which may include U.S Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and shares of money market funds. The Portfolio may also invest in futures contracts, option contracts and swap agreements.

(b)	The Fidelity Retirement Government Portfolio’s objective is to obtain as high a level of current income as is consistent with the security of principal and liquidity. The fund normally invests at least 80% of assets in U.S. Government securities and repurchase agreements for those securities.

(c)	The Berkshire Hathaway - B Unitized Fund is an institutional fund that invests in common stock shares issued by Berkshire Hathaway Inc. and short-term cash and cash equivalents.

6.	STABLE VALUE FUND

The Fidelity Managed Income Portfolio (the “Fund”) is a collective trust fund sponsored by Fidelity Investments. It is a commingled pool of the Fidelity Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

7.	PLAN TERMINATION

The Company intends to continue the Plan, but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries, in accordance with the provisions of ERISA.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. Fidelity Management Trust Company is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The balances of these Fidelity mutual funds at December 31, 2013 and December 31, 2012 were $252,761,465 and $217,281,233 respectively, and the value of these funds appreciated during the year ended December 31, 2013 by $23,006,868.

The Berkshire Hathaway - B ESOP Fund and the Berkshire Hathaway - B Unitized Fund consist of Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of common stock in the Berkshire Hathaway-B ESOP Fund have a cost of $97,537,197 and $102,209,134 and fair values of $653,397,324 and $516,808,954 at December 31, 2013 and 2012, respectively. These investments appreciated in value during the year ended December 31, 2013 by $147,526,655.

Shares of common stock in the Berkshire Hathaway-B Unitized Fund had fair values of $54,051,431 and $41,199,540 at December 31, 2013 and 2012, respectively. These investments appreciated in value during the year ended December 31, 2013 by $13,137,062.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays these salaries on behalf of the Plan.

9.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 11, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

* * * * * *

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value
*	Berkshire Hathaway - B ESOP Fund	Common Stock	97,537,197	$ 653,397,324
*	Berkshire Hathaway - B Unitized Fund	Unitized Fund	**	54,051,431
*	Fidelity Growth Company Fund	Mutual Fund	**	69,542,487
*	Fidelity Balanced Fund	Mutual Fund	**	33,746,960
	PIMCO High Yield Fund	Mutual Fund	**	12,593,957
*	Fidelity Real Estate Fund	Mutual Fund	**	10,713,898
	NB Genesis Trust Fund	Mutual Fund	**	26,487,426
	PIMCO Global Bond Fund	Mutual Fund	**	11,438,334
	Vanguard Institutional Index Fund	Mutual Fund	**	53,878,533
	Vanguard Mid-Cap Index Fund	Mutual Fund	**	19,016,605
	Lazard Emerging Markets Portfolio	Mutual Fund	**	22,025,434
	Allianz NFJ International Value Fund	Mutual Fund	**	14,039,586
	Vanguard Inflation Protected Fund	Mutual Fund	**	17,183,338
	Vanguard Small-Cap Index Fund	Mutual Fund	**	24,504,615
	Vanguard All World Index Fund	Mutual Fund	**	10,153,492
	Goldman Sachs Mid-Cap Value Fund	Mutual Fund	**	15,695,227
	American Funds Capital World Growth & Income Fund	Mutual Fund	**	12,040,544
	American Beacon Large-Cap Fund	Mutual Fund	**	17,456,808
*	Fidelity Freedom Index Income Fund	Mutual Fund	**	1,147,449
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	4,410,668
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	7,247,744
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	12,453,532
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	10,663,837
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	7,543,783
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	4,720,541
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	3,687,177
*	Spartan US Bond Index Fund	Mutual Fund	**	18,635,415
*	Fidelity Managed Income Portfolio	Stable Value Fund	**	19,702,413
*	Fidelity Retirement Government Portfolio	Money Market Fund	**	48,545,561
	Various Participants	Notes Receivable (Maturity through 2043 at interest rates from 4.25% to 11.50%)	**	5,889,480

	Total			$ 1,222,613,599

*Party-in-interest.

**Cost information is not required for participant directed investments and, therefore, is not included.